UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of relevant information dated June 29, 2016

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Board of Directors of the Company approved the anticipated adoption of International Accounting Standards – IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, for the preparation of its Separate Financial Statements, according to Decree 2496 of 2015.

The mentioned accounting standards include the record of investments in subsidiaries, associates and joint ventures at cost, fair value or equity method. With respect to the foregoing, Grupo Aval has elected to register such investments pursuant to the equity method, which will be applied according to the methodology established on IAS 28.

The implementation of the mentioned accounting standards is an amendment to the accounting policies of Grupo Aval. As a result of such implementation, the Separate Financial Statements of Grupo Aval for the first semester of 2016 will reflect investments at book value, in the same manner as they are currently reported in the Consolidated Financial Statements. As a result of this implementation, equity investment reappraisals will be eliminated from the Separate Financial Statements. The impact of the application of such standard in the Separate Statement of Income of Grupo Aval will be positive, considering that it will recognize investments in associates pursuant to the equity method instead of based on dividends. It is estimated that this adoption will not produce relevant changes in the Consolidated Financial Statements of the Company.

Bogotá D.C. June 29, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel